

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

June 22, 2006

Mr. Melvin Wyman
Chief Executive Officer
Pop N Go, Inc.
12429 East Putnam Street
Whittier, CA  90602

>        **RE:    Forms 10-KSB and 10-KSB/A for the fiscal year ended September 30,**
>                **2005**
>                **File No. 0-49821**

Dear Mr. Wyman:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

        If you have any further questions regarding our review of your filings, please
direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to
the undersigned at (202) 551-3769.

                            Sincerely,


                            Rufus Decker
                            Accounting Branch Chief